One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

July 28, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Eileen Smiley

Re:	Request for Withdrawal of Pre-effective Amendment No. 1 to Form N-14 for

Virtus Equity Trust (the “Registrant”), File No. 333-288369

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Information Statement/ Prospectus filed via EDGAR on Form N-14/A under the 1933 Act (File No. 333-288369), together with all exhibits thereto (collectively, the “N-14”), on July 28, 2025, under its EDGAR access codes (Accession No. 0001213900-25-067869). The N-14 relates to the reorganization of Virtus KAR Global Quality Dividend Fund with and into Virtus KAR Equity Income Fund.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and discussions with the Securities and Exchange Commission staff (the “Staff”). The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14. The Registrant intends to thereafter file a post-effective amendment on Form N-14 under Rule 485(b) under the 1933 Act as discussed with the Staff.

If you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Secretary and Chief Legal Officer

Virtus Funds

Securities distributed by VP Distributors, LLC